As filed with the Securities and Exchange Commission on January 24, 2005

                                                               FILE NO. 70-10251

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 AMENDMENT NO. 2

                                       TO

                                    FORM U-1

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         ------------------------------

                             Allegheny Energy, Inc.
                      Allegheny Energy Supply Company, LLC
                         Allegheny Energy Service Corp.
                          Allegheny Generating Company
                            Monongahela Power Company
                             Mountaineer Gas Company
                           The Potomac Edison Company
                             West Penn Power Company
                        Allegheny Energy Solutions, Inc.
                            Allegheny Ventures, Inc.
                         Mountaineer Gas Services, Inc.
                 The West Virginia Power & Transmission Company
                              800 Cabin Hill Drive
                              Greensburg, PA 15601

                     --------------------------------------

                             Allegheny Energy, Inc.
                              800 Cabin Hill Drive
                              Greensburg, PA 15601

 (Name of top registered holding company parent of each applicant or declarant)

                  The Commission is requested to send copies of
                    all notices, orders and communications in
                connection with this Application/Declaration to:

Suzanne C. Lewis                       Clifford M. Naeve
Vice President and Treasurer           William C. Weeden
Allegheny Energy, Inc.                 Paul Silverman
800 Cabin Hill Drive                   Skadden, Arps, Slate, Meagher & Flom LLP
Greensburg, PA 15601                   1440 New York Avenue, NW
                                       Washington, D.C. 20005

Item 1.E(vi)(h) of Amendment No. 1 to the U-1 application filed in Securities and Exchange Commission File No. 70-10251 on November 18, 2004 is hereby amended as follows.

     (h) Intra-System Financing

     Applicants request authorization, consistent with the requirements of
Section 12(a) of the Act, to engage in intra-system financings with each other and the Existing Non-Utility Companies, and for the Existing Non-Utility Companies to engage in intra-system financings among themselves, in an aggregate amount not to exceed $3.0 billion outstanding at any time during the Authorization Period. Generally, Applicants' or the financing Non-Utility Applicant's loans to, and purchase of capital stock from, the financed Non-Utility Applicants will be exempt under Rule 52, and capital contributions and open account advances without interest will be exempt under Rule 45(b). Loans by Applicants or a Non-Utility Applicant to a Non-Utility Applicant generally will have interest rates and maturity dates that are designed to parallel the lending company's effective cost of capital, in accordance with Rule 52(b). To the extent that any intra-system loans or extensions of credit are not exempt under Rule 45(b) or Rule 52, as applicable, the company making the loan or extending the credit may charge interest at the same effective rate of interest as the daily weighted average effective rate of commercial paper, revolving credit and/or other short-term borrowings of that company, including an allocated share of commitment fees and related expenses. If no such borrowings are outstanding, then the interest rate shall be predicated on the Federal Funds effective rate of interest as quoted daily by the Federal Reserve Bank of New York. In the limited circumstances where the Non-Utility Applicant effecting the borrowing is not a direct or indirect wholly-owned subsidiary of Allegheny, authority is requested under the Act for Applicants or the Non-Utility Applicants to make the loan to such Non-Utility Applicant at an interest rate and maturity designed to provide a return to the lending company of not less than its effective cost of capital. If such loans are made to a Non-Utility Applicant, that Non-Utility Applicant will not provide any services to any associate Non-Utility Applicant except a company that meets one of the conditions for rendering of services on a basis other than at cost as described in Item 1.E.(viii) below.1 Applicants will comply with the requirements of Rule 45(c) regarding tax allocations unless they receive further approval from the Commission to alter such requirement.



---------------
1    See Progress Energy, Inc., Holding Company Act Release No. 27297 (Dec. 12,
     2000); Exelon Corporation, Holding Company Act Release No. 27266 (Nov. 2,
     2000); Entergy Corporation, Holding Company Act Release No. 27039 (June 22,
     1999).

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.



Date:    January 24, 2005

                                    Allegheny Energy, Inc.


                                    By:  /s/ Suzanne C. Lewis
                                         -----------------------------------
                                         Suzanne C. Lewis
                                         Vice President and Treasurer


                                    Allegheny Energy Supply Company, LLC


                                    By:  /s/ Suzanne C. Lewis
                                         -----------------------------------
                                         Suzanne C. Lewis
                                         Treasurer


                                    Allegheny Energy Service Corporation


                                    By:  /s/ Suzanne C. Lewis
                                         -----------------------------------
                                         Suzanne C. Lewis
                                         Vice President and Treasurer


                                    Allegheny Generating Company


                                    By:  /s/ Suzanne C. Lewis
                                         -----------------------------------
                                         Suzanne C. Lewis
                                         Vice President and Treasurer

                                    Monongahela Power Company


                                    By:  /s/ Suzanne C. Lewis
                                         -----------------------------------
                                         Suzanne C. Lewis
                                         Treasurer


                                    Mountaineer Gas Company


                                    By:  /s/ Suzanne C. Lewis
                                         -----------------------------------
                                         Suzanne C. Lewis
                                         Vice President and Treasurer


                                    The Potomac Edison Company


                                    By:  /s/ Suzanne C. Lewis
                                         -----------------------------------
                                         Suzanne C. Lewis
                                         Treasurer


                                    West Penn Power Company


                                    By:  /s/ Suzanne C. Lewis
                                         -----------------------------------
                                         Suzanne C. Lewis
                                         Treasurer

                                    Allegheny Energy Solutions, Inc.


                                    By:  /s/ Suzanne C. Lewis
                                         -----------------------------------
                                         Suzanne C. Lewis
                                         Vice President & Treasurer


                                    Allegheny Ventures, Inc.


                                    By:  /s/ Suzanne C. Lewis
                                         -----------------------------------
                                         Suzanne C. Lewis
                                         Vice President & Treasurer


                                    Mountaineer Gas Services, Inc.


                                    By:  /s/ Suzanne C. Lewis
                                         -----------------------------------
                                         Suzanne C. Lewis
                                         Vice President & Treasurer


                                    The West Virginia Power & Transmission
                                    Company


                                    By:  /s/ Suzanne C. Lewis
                                         -----------------------------------
                                         Suzanne C. Lewis
                                         Vice President & Treasurer




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